The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

02 OCT 21 AM 9:49

02055529

October 10, 2002

Office of International Corporate Financ
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

SUPPL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

License Granted to Provide Trust Agency Services

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 10/28

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

October 10, 2002
The Sumitomo Trust & Banking Co., Ltd.

License Granted to Provide Trust Agency Services

The Sumitomo Trust & Banking Co., Ltd. (hereinafter "STB") hereby notifies that STB has been granted regulatory approval to provide trust agency services via Sumitomo Mitsui Banking Corporation (hereinafter "SMBC")

STB has made trust agency agreements mostly with regional banks heretofore. Through trust agency agreement with SMBC, STB expands the customer base for its value added trust services and products.

1. Starting Date

October 22, 2002

2. Type of Services

- Pension Trust
- Retirement Benefit Trust
- Specified Trust
  (Money Trust, Pecuniary Trust other than Money Trust, and Comprehensive Trust)
- Designated Trust
  (Money Trust, Pecuniary Trust other than Money Trust, and Comprehensive Trust)
- Securities Trust
- Investment Trust
- Land Trust
- Real Estate Management Trust
- Monetary Claims Trust
- Stock Transfer Agency

3. SMBC Offices/Branches offering Services

Head Office, Osaka Head Office (2 offices in total)

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654